
11006916

2010 ANNUAL REPORT

WHAT WE DO BEST.
WHAT PATIENTS NEED MOST.

biogen idec®



biogenidec.com/ar2010

HIGHLIGHTS

OPERATIONAL AND STRATEGIC

- ▸▸ Clarified Biogen Idec's strategic focus
- ▸▸ Streamlined the company's structure – expected to result in about $300M in annual operating expense savings
- ▸▸ Hired talented new leaders in R&D and Corporate Development

COMMERCIAL

- ▸▸ Improved AVONEX unit trends
- ▸▸ Enrolled about 14,700 patients in the JC virus assay trials in support of TYSABRI risk stratification
- ▸▸ Filed proposed label update with FDA and EMA to include anti-JC virus antibody status as one potential risk factor for PML
- ▸▸ Obtained FDA approval for use of RITUXAN as a maintenance therapy for non-Hodgkin's lymphoma
- ▸▸ Obtained FDA approval for use of RITUXAN + FC for CD20-positive CLL
- ▸▸ Submitted sBLA for RITUXAN in ANCA-associated vasculitis

SECTOR // Biotechnology
CORE BUSINESS // Human Therapeutics
PRODUCTS // AVONEX®, TYSABRI®, RITUXAN®

On the cover:
MELISSA TUFELD, TYSABRI patient


biogenidec.com/ar2010

BUSINESS DEVELOPMENT

- ▸▸ In-licensed dexpramipexole for ALS, also known as Lou Gehrig's disease, expanding our neurology reach
- ▸▸ Acquired three novel antibodies from Neurimmune that address key CNS targets
- ▸▸ Strengthened collaboration with Genentech and Roche

PIPELINE

- ▸▸ Initiated Phase 3 trial for daclizumab in multiple sclerosis
- ▸▸ Initiated registrational trials for long-lasting recombinant Factor VIII Fc in hemophilia A and Factor IX Fc in hemophilia B
- ▸▸ Initiated Phase 1 LINGO remyelination trial
- ▸▸ Initiated Phase 2 BG-12 combination trial


$2,683.0
$3,171.6
$4,097.5
$4,377.3
$4,716.4
2006
2007
2008
2009
2010
REVENUES
($ in millions)


$2.25
$2.74
$3.66
$4.12
$5.15
2006
2007
2008
2009
2010
EPS
($)


$644.1
$734.7
$1,286.4
$909.3
$1,451.6
2006
2007
2008
2009
2010
FREE CASH FLOW
($ in millions)

Note: EPS numbers are diluted non-GAAP, which excludes the impact of purchase accounting, merger-related adjustments, stock option expense, other items and their related tax effects. Free cash flow is defined as net cash flows provided by operating activities less purchases of property, plant and equipment, as disclosed within our Form 10-K. Reconciliations of GAAP to non-GAAP diluted EPS and free cash flow amounts are on pages 12-13 of this annual report.

FELLOW SHAREHOLDERS:

I would like to begin by saying that it has been a privilege to lead Biogen Idec since my arrival last summer. This is an exceptional company with a rich heritage and a bright future.



With three blockbuster products and global research, development, manufacturing and commercial capabilities, we are a biotechnology leader that has transformed the lives of countless patients. I believe that we are well-positioned to expand our global leadership in the treatment of multiple sclerosis (MS), to become a leader in the treatment of other devastating neurodegenerative diseases such as amyotrophic lateral sclerosis (ALS), and to develop innovative therapies for selected other diseases, as we are doing with our two hemophilia projects.

In the past several months we have made substantial progress in several strategic areas: driving the continued performance of our blockbuster therapies; adding top talent across our organization; bolstering our neurodegenerative pipeline, including the addition of one of the most promising ALS programs seen in years; continuing to advance our highest-potential pipeline programs; and importantly, taking steps to reduce our annual expenses by about $300 million so that we are leaner and more efficient. We are more focused, aggressive and competitive, and I hope you agree with my view that the changes we are making will create a powerful platform for growth and enable us to drive greater shareholder returns in the years ahead.



Elizabeth McClure
TYSABRI patient

OUR CORE FUNDAMENTALS ARE STRONG

Biogen Idec is in a strong financial position. In 2010, revenues increased 8 percent over 2009 to $4.7 billion and non-GAAP diluted earnings per share increased 25 percent to $5.15. Non-GAAP net income attributable to Biogen Idec for 2010 was $1.3 billion, an increase of 10 percent over 2009. We generated more than $1.4 billion in free cash flow in 2010 and ended the year with about $2 billion in cash and marketable securities.

We continue to be the global leader in MS despite increasing competition. AVONEX® (interferon beta-1a), the foundation of our market-leading MS franchise, generated $2.5 billion in sales worldwide in 2010, an increase of 8 percent over 2009.

Executive Management (left to right):
Francesco Granata, M.D., Executive Vice President of Global Commercial Operations; **Steven H. Holtzman,** Executive Vice President, Corporate Development; **George A. Scangos, Ph.D.,** Chief Executive Officer; **Douglas E. Williams, Ph.D.,** Executive Vice President, Research and Development; **Paul J. Clancy,** Executive Vice President, Finance and Chief Financial Officer; **Susan H. Alexander,** Executive Vice President, General Counsel and Corporate Secretary; **John G. Cox,** Executive Vice President of Pharmaceutical Operations and Technology

With 56,600 patients on therapy, TYSABRI® (natalizumab) global in-market net sales totaled $1.2 billion last year, an increase of 16 percent over 2009. We are keenly focused on maximizing the value of both AVONEX and TYSABRI. AVONEX is backed by more than 15 years of safety and efficacy data, and importantly, its U.S. sales performance has improved. As of the end of 2010, we had three consecutive quarters of sales around the 170,000 unit mark after four years of unit sales declines. We believe that the work we are doing on PML risk stratification for TYSABRI will allow physicians and patients to better understand their personal risk-benefit situation and could potentially lead to many more patients being able to realize the benefits of TYSABRI with a more informed decision on their risk of PML.

RITUXAN® (rituximab) revenues from our unconsolidated joint business arrangement with Genentech, a wholly owned member of the Roche Group, contributed $1.1 billion in 2010, a decrease of 2 percent from 2009 primarily due to the expiration of royalties on sales outside the United States. However, we continue to see opportunities for RITUXAN through expansion into new indications and, more broadly, for the anti-CD20 franchise through potentially better next-generation compounds like GA101. In 2010, we received FDA approval for RITUXAN as a treatment for patients with chronic lymphocytic leukemia (CLL) and we filed a supplemental biologics license application (sBLA) with the FDA for approval to market RITUXAN in ANCA-associated vasculitis. In early 2011, we also received FDA approval for RITUXAN as a maintenance treatment for patients with advanced follicular lymphoma who responded to initial treatment with RITUXAN plus chemotherapy. We did this while strengthening our collaboration with Genentech and Roche to maximize revenue and the benefits for patients.

Our enviable cash flow generation has allowed Biogen Idec to deliver significant value to shareholders through share repurchases. We returned more than $2 billion to you in 2010 and approximately $8 billion over the past six years.



A TRANSFORMATION IS UNDERWAY AT BIOGEN IDEC

The key to Biogen Idec's future growth is to focus on what we do best – and what patients need the most. It was clear to me upon my arrival that, as we enter a challenging new decade for our industry, Biogen Idec needed a new strategic direction – one that would enable the organization to build on its strengths, avoid competing in areas in which we are not world-class, and become more nimble and efficient. In November, we announced our *Framework for Growth* initiative, which increased our focus, streamlined our structure and strengthened our organization. As part of this initiative, we plan to:

- Expand our global leadership in the treatment of MS by maximizing the potential of AVONEX and TYSABRI and aggressively bringing forward our promising MS pipeline.
- Leverage the research and development (R&D) and commercial expertise we have built through our MS leadership to pursue life-saving and life-changing therapies for other neurodegenerative diseases, including ALS, or Lou Gehrig's disease, and Alzheimer's and Parkinson's diseases, where there are tremendous unmet needs.
- Advance our high-potential programs in hemophilia and build on our scientific strength in immunobiology – examples of areas outside of neurology where we believe we can compete and win.



Our manufacturing expertise and capabilities in protein engineering are among the best in the industry, and they are crucial to our success.



Douglas E. Williams, Ph.D.
Executive Vice President, Research and Development

- Capitalize on our global footprint and world-class biologics manufacturing capabilities to become a leading collaborator in the industry, which we view as a critical element of a successful R&D effort.
- Drive a culture of excellence that demands that we be agile, decisive and accountable. This culture is critical if we are to succeed in an increasingly competitive market and challenging global healthcare environment. To that end, we are eliminating management layers, reducing bureaucracy, consolidating overlapping committees and strengthening our program management group.

These changes required some difficult but needed decisions. We are divesting or terminating a number of programs, including those in oncology and cardiovascular medicine that are no longer a strategic fit for our company. We are consolidating facilities and reducing headcount by approximately 13 percent. As a result of these initiatives, we expect to realize annual savings of about $300 million.

In addition to clarifying our strategic direction and streamlining the company, we successfully advanced our pipeline while adding several exciting new programs. Biogen Idec initiated a registrational trial for daclizumab in MS, a monthly subcutaneous therapy that has a potentially distinct immunomodulatory mechanism of action that we are developing with our partner Abbott. We also began registrational trials for our long-lasting recombinant Factor IX Fc in hemophilia B and long-lasting recombinant Factor VIII Fc in hemophilia A, both of which are being developed with our partner Swedish Orphan Biovitrum. We moved our anti-LINGO program, which is being evaluated for its potential to repair the nerve damage inflicted by MS, into a Phase 1 trial. In August, we licensed from Knopp Biosciences a promising late-stage ALS drug candidate, dexpramipexole. In December, we acquired three promising early-stage novel antibody programs targeting neurodegenerative diseases, including Parkinson's and Alzheimer's diseases and ALS, from our partners at Neurimmune, further bolstering our pipeline in neurodegenerative diseases.



Steven H. Holtzman
Executive Vice President,
Corporate Development

I also am pleased that we were able to attract two of the industry's top leaders to round out our management team. Douglas E. Williams, Ph.D., joined us as Executive Vice President, Research and Development and brings with him more than 20 years of scientific and senior leadership experience, including playing a significant role in the discovery and development of Enbrel®, one of the industry's most successful drugs. Steven H. Holtzman is our Executive Vice President, Corporate Development, a newly formed department that encompasses corporate strategy, business development, portfolio and program management, and the New Ventures fund. Steven has more than 20 years of industry experience, most recently as founder, Chairman and CEO of Infinity Pharmaceuticals, Inc., and has developed a well-deserved reputation as an excellent leader and innovative deal-maker.

We are still in the early stages of our efforts to transform our business, but I am confident that we are headed in the right direction to capitalize on the opportunities ahead.



Every treatment we have pioneered, every dollar we have earned, every patient we have helped has been a direct result of the talents and tireless efforts of our people.

Biogen Idec continues to expand its leadership position in multiple sclerosis (MS) with blockbuster products TYSABRI and AVONEX.

EXCITING OPPORTUNITIES ARE ON THE HORIZON

TYSABRI is a very efficacious drug that is transforming the lives of many patients with MS. We believe that a critical component of unlocking TYSABRI's true value is to develop tools to help patients assess their individual level of risk of developing progressive multifocal leukoencephalopathy (PML), a serious brain infection. We made significant progress on that front last year, initiating clinical studies in early 2010 to determine if a blood test to detect antibodies to JC virus, which causes PML, could help identify TYSABRI patients at greater risk of developing the brain infection. At the end of January 2011, we had already enrolled more than 14,700 patients in our JCV assay trials. In December, along with our partner Elan Corp., we filed with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency for approval to update TYSABRI labeling to include anti-JCV antibody status as one potential risk factor for PML.

In addition, Biogen Idec is in the enviable position of having 11 programs in or near late-stage development. With such a robust late-stage pipeline, we are committed to launching several new products in the coming years. This is a great opportunity for us – but it is also a challenge that underscores the need for excellence in all that we do.

Looking ahead to 2011, we expect to see read-outs of our DEFINE and CONFIRM trials for BG-12, our oral MS candidate with a promising safety and efficacy profile. We also expect a read-out in the second half of the year for one of our two registrational trials for daclizumab. We expect to initiate a Phase 3 clinical trial for dexpramipexole in ALS in the first half of this year. We're also excited about the prospects of our other promising late-stage programs, including PEGylated interferon, which may reduce the frequency of interferon injections for MS, and our two hemophilia programs. These are diseases with high unmet needs where we believe our therapies may offer highly differentiated benefits for patients.

Heather Brooks
AVONEX patient



We greatly value transparent and constructive dialogue with shareholders, and we appreciate the feedback we received in 2010 as we focused on our core capabilities and clarified our strategy. We take our duties to deliver value to shareholders very seriously, and we are determined to be the best at what we do. Thank you for the continued trust you have placed in me and in Biogen Idec.

Sincerely,

George A. Scangos, Ph.D.
Chief Executive Officer



Biogen Idec believes in its responsibility as a corporate citizen. We are committed to investing in areas that fit our mission and vision, including patient education, scientific education and sustainability.

PRODUCT PIPELINE


PHASE 1
PHASE 2
PHASE 3
FILING
APPROVED
AVONEX (INTERFERON BETA 1A)
Multiple Sclerosis – Relapsing Remitting
TYSABRI (NATALIZUMAB)
Multiple Sclerosis – Relapsing Remitting
TYSABRI (NATALIZUMAB)
Crohn's Disease
RITUXAN (RITUXIMAB)
Non-Hodgkin's Lymphoma
RITUXAN (RITUXIMAB)
Anti-TNF Refractory Rheumatoid Arthritis
RITUXAN (RITUXIMAB)
Chronic Lymphocytic Leukemia
FUMADERM (FUMARIC ACID ESTERS)
Psoriasis (Germany)
PROLONGED-RELEASE FAMPRIDINE
Multiple Sclerosis
RITUXAN (RITUXIMAB)
ANCA-Associated Vasculitis
PEGYLATED INTERFERON BETA-1A
Multiple Sclerosis – Relapsing Remitting
BG-12 (DIMETHYL FUMARATE)
Multiple Sclerosis – Relapsing Remitting


PHASE 1
PHASE 2
PHASE 3
FILING
APPROVED
DACLIZUMAB
Multiple Sclerosis – Relapsing Remitting
LONG-LASTING rFACTOR IX
Hemophilia B
LONG-LASTING rFACTOR VIII
Hemophilia A
GA101 (HUMANIZED ANTI-CD20)
Chronic Lymphocytic Leukemia
GA101 (HUMANIZED ANTI-CD20)
Non-Hodgkin's Lymphoma
DEXPRAMIPEXOLE
Amyotrophic Lateral Sclerosis
OCRELIZUMAB (HUMANIZED ANTI-CD20 MAB)
Multiple Sclerosis – Relapsing Remitting
ANTI-LINGO
Multiple Sclerosis
NEUBLASTIN
Neuropathic Pain
CD40L
Systemic Lupus Erythematosus
ANTI-TWEAK
Lupus Nephritis

As of March 18, 2011

GAAP TO NON-GAAP RECONCILIATION

Condensed Consolidated Statements of Income – Operating Basis (unaudited, $ in millions, except per share amounts)	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010
GAAP Diluted EPS	0.63	1.99	2.65	3.35	3.94
Adjustment to net income attributable to Biogen Idec (see below)	1.62	0.75	1.01	0.77	1.21
Non-GAAP Diluted EPS	2.25	2.74	3.66	4.12	5.15
GAAP net income attributable to Biogen Idec	217.5	638.2	783.2	970.1	1,005.3
COGS – Fair value step up from inventory acquired from Biogen and Fumapharm	7.8	–	–	–	–
R&D – Severance and restructuring	0.3	1.2	1.2	3.0	1.2
R&D – Expenses paid by Cardiokine	–	–	5.2	7.9	5.2
SG&A – Merger-related and purchase accounting costs	0.1	–	–	–	–
SG&A – Severance and restructuring	2.0	0.6	3.8	0.4	5.7
2010 Restructuring initiatives	–	–	–	–	75.2
Amortization of acquired intangible assets	267.0	257.5	332.7	289.8	208.9
In-process research and development related to the 2006 acquisitions of Conforma and Fumapharm; the 2007 acquisition of Syntonix and consolidation of Cardiokine and Neurimmune; the contingent consideration payment made in 2008 associated with the 2006 Conforma acquisition; the 2010 consolidation of Knopp and the contingent consideration payment made in 2010 associated with the 2007 Syntonix acquisition	330.5	84.2	25.0	–	245.0
Gain on settlement of license agreements with Fumedica and Fumapharm	(6.1)	–	–	–	–
Loss/(gain) on sale of long-lived assets	(16.5)	(7.7)	(9.2)	–	–
Net income attributable to noncontrolling interests – the consolidation of Cardiokine and Neurimmune in 2007; the consolidation of Knopp in 2010 and expenses paid by Cardiokine in 2010, 2009 and 2008	–	(65.0)	(5.2)	(7.9)	(149.1)
Income taxes – Effect of reconciling items	(70.3)	(65.5)	(81.9)	(96.9)	(116.1)
Stock option expense	44.5	35.6	26.2	28.7	33.3
Non-GAAP net income attributable to Biogen Idec	776.8	879.1	1,081.0	1,195.1	1,314.6

Numbers may not foot due to rounding.

CORPORATE INFORMATION

BOARD OF DIRECTORS

WILLIAM D. YOUNG
Chairman, Biogen Idec
Venture Partner,
Clarus Ventures, LLC

GEORGE A. SCANGOS, Ph.D.
Chief Executive Officer,
Biogen Idec

ALEXANDER J. DENNER, Ph.D.
Managing Director,
Icahn Partners LP and Affiliates

CAROLINE D. DORSA
Executive Vice President and
Chief Financial Officer,
Public Service Enterprise Group
Incorporated

NANCY L. LEAMING
Retired Chief Executive Officer and
President, Tufts Health Plan

RICHARD C. MULLIGAN, Ph.D.
Mallinckrodt Professor of Genetics,
Harvard Medical School

ROBERT W. PANGIA
Partner, Ivy Capital Partners, LLC

STELIOS PAPADOPOULOS, Ph.D.
Chairman, Exelixis, Inc.

BRIAN S. POSNER
Private Investor and President,
Point Rider Group LLC

ERIC K. ROWINSKY, M.D.
Chief Executive Officer,
Primrose Therapeutics, Inc.

THE HONORABLE LYNN SCHENK
Attorney, former Chief of Staff
to the Governor of California
and former U.S. Congresswoman

STEPHEN A. SHERWIN, M.D.
Chairman, Ceregene, Inc.
Chairman, Biotechnology Industry
Organization

MANAGEMENT

GEORGE A. SCANGOS, Ph.D.
Chief Executive Officer

SUSAN H. ALEXANDER
Executive Vice President,
General Counsel and Corporate Secretary

PAUL J. CLANCY
Executive Vice President,
Finance and Chief Financial Officer

JOHN G. COX
Executive Vice President,
Pharmaceutical Operations and Technology

FRANCESCO GRANATA, M.D.
Executive Vice President,
Global Commercial Operations

STEVEN H. HOLTZMAN
Executive Vice President,
Corporate Development

DOUGLAS E. WILLIAMS, Ph.D.
Executive Vice President,
Research and Development

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

BIOGEN IDEC
133 Boston Post Road
Weston, MA 02493
Phone: (781) 464-2000

SEC FORM 10-K

A copy of Biogen Idec's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available at **www.sec.gov** and upon request to:

Investor Relations Department
Biogen Idec
133 Boston Post Road
Weston, MA 02493
(781) 464-2442



Scan QR code with your mobile device to view our 2010 online annual review.

 biogenidec.com/ar2010

TRANSFER AGENT

For shareholder questions regarding lost stock certificates, address changes and changes of ownership or names in which the shares are held, direct inquiries to:

Computershare Trust Company NA
250 Royall Street
Canton, MA 02021
(781) 575-2879
www.computershare.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

NEWS RELEASES

As a service to our shareholders and prospective investors, copies of Biogen Idec news releases issued in the last 12 months are now available almost immediately 24 hours a day, seven days a week, on the web at **www.businesswire.com**. Biogen Idec's news releases are usually posted within one hour of being issued and are available at no cost at **www.biogenidec.com**.

MARKET INFORMATION

Our common stock trades on The NASDAQ Global Select Market under the symbol "BIIB." The following table shows the high and low sales price for our common stock as reported by the NASDAQ Global Select Market for each quarter in the years ended December 31, 2010 and 2009.

COMMON STOCK PRICE

Year	Quarter	HIGH	LOW
2010	1st Quarter	$60.28	$52.16
	2nd Quarter	$57.99	$45.96
	3rd Quarter	$58.64	$46.15
	4th Quarter	$68.60	$55.63
2009	1st Quarter	$53.66	$42.92
	2nd Quarter	$55.34	$44.56
	3rd Quarter	$52.12	$44.41
	4th Quarter	$54.00	$41.75

biogen idec®

FREE CASH FLOW RECONCILIATION

(unaudited, $ in millions)	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010
Net cash flows provided by operating activities	842.4	1,018.8	1,562.4	1,074.9	1,624.7
Purchases of property, plant and equipment (Capital expenditures)	198.3	284.1	276.0	165.6	173.1
Free cash flow	644.1	734.7	1,286.4	909.3	1,451.6

Notes: The non-GAAP financial measures presented in these tables are utilized by Biogen Idec management to gain an understanding of the comparative financial performance of the Company. Our non-GAAP financial measures are defined as reported, or GAAP values excluding (1) certain purchase accounting and merger-related adjustments, (2) stock option expense, (3) other unusual or nonrecurring items and (4) their related tax effects. Our management uses these non-GAAP financial measures to establish financial goals and to gain an understanding of the comparative financial performance of the Company from year to year and quarter to quarter. Accordingly, we believe investors' understanding of the Company's financial performance is enhanced as a result of our disclosing these non-GAAP financial measures. Non-GAAP net income attributable to Biogen Idec and non-GAAP diluted EPS should not be viewed in isolation or as a substitute for reported, or GAAP, net income and diluted EPS. Free cash flow is defined as net cash flows provided by operating activities less purchases of property, plant and equipment, as disclosed within our Form 10-K.

SAFE HARBOR This Annual Report contains forward-looking statements, including statements about our strategic and commercial priorities, strategy for maximizing shareholder value, ongoing development initiatives and growth strategies for our marked products, the anticipated development and timing of programs in our product pipeline, and the financial impact of our framework for growth. These forward-looking statements may be accompanied by such words as "anticipate,""believe,""estimate,""expect,""forecast,""intend," "may,""plan,""will," and other words and terms of similar meaning. You should not place undo reliance on these statements. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements, including, our dependence on our three principal products AVONEX, RITUXAN and TYSABRI, the importance of TYSABRI's sales growth, product competition, uncertainty of success in commercializing other products, the occurrence of adverse safety events with our products, changes in the availability of reimbursement for our products, adverse market and economic conditions, our dependence on collaborators over which we may not always have full control, failure to execute our growth initiatives, failure to comply with government regulations and possible adverse impact of changes in such regulations, charges and other costs relating to our properties, problems with our manufacturing processes and our reliance on third parties, fluctuations in our effective tax rate, our ability to attract and retain qualified personnel, the risks of doing business internationally, our ability to protect our intellectual property rights and the cost of doing so, product liability claims, fluctuations in our operating results, the market, interest and credit risks associated with our portfolio of marketable securities, our level of indebtedness, environmental risks, aspects of our corporate governance and collaborations, representation of activist shareholders on our board of directors, and the other risks and uncertainties that are described in the Risk Factors section of our most recent annual or quarterly report and in other reports we file with the SEC. These statements are based on our current beliefs and expectations and speak only as of March 18, 2011. We do not undertake any obligation to publicly update any forward-looking statements.